Exhibit 99.2

Unprecedented Number of New State and Federal Agencies Chose NICE
CXone in the Last Two Weeks, as They Scale to Meet Accelerating Demand from Citizens

NICE is also expanding services across more than 300 government agencies globally in response to COVID-19

Salt Lake City, April 1, 2020 – NICE inContact (Nasdaq: NICE) the leader in cloud contact center solutions, today announced rapid expansion across more than 300 government and non-profit sectors to support increased demand. The NICE inContact CXone cloud customer experience platform enables organizations of all sizes to quickly transition contact center agents to work from home, dynamically move calls across locations and handle significantly increased volumes of calls or digital interactions as demand spikes in heavily affected areas.

Federal, state and local governments across the United States are turning to NICE inContact CXone to rapidly expand their agent and capacity needs to meet the accelerating demand from citizens. In addition, an unprecedented number of new government customers are turning to the only industry FedRAMP-authorized platform to move their agents home inside of 48 hours.

Total contact count grew five to ten times in several state government divisions in the United States in the last two weeks of March. Not only federal and state agencies but also 211, 311 and public safety services are using CXone to ramp up operations within hours in order to service millions of citizens while also keeping their employees safely working from home.

“We appreciate the unprecedented work that is being done on the front lines,” said Paul Jarman, CEO NICE inContact. “From healthcare to unemployment services, there has never been a more urgent need for citizens to get answers and assistance from government organizations. CXone ensures scalability, security and reliability enabling them to respond to this crisis.”

As the leading cloud platform for contact centers, NICE inContact CXone has a global, geographically redundant cloud infrastructure with built-in elasticity to dynamically scale up or down based on demand. We proactively monitor and continuously forecast demand with reserves for immediate spikes in volume and the ability to add data and storage capacity immediately. Customers can rely on the 99.99% guaranteed availability on our carrier-grade network with global data centers and points of presence (POPs) as well as 24/7/365 network operations monitoring. Contact center agents using NICE inContact CXone are operating in over 100 countries.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.